Bomb Enterprises, Inc.



ANNUAL REPORT

309 Hibben St

Mount Pleasant, SC 29464

(404) 401-8205

https://thebombco.com/

This Annual Report is dated August 16, 2024.

BUSINESS

Blender Bombs, Inc., (the "Company") was originally formed on July 30, 2018, as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019, the company converted to Blender Bombs, Inc in the state of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The Company's headquarters are located in Mount Pleasant, South Carolina. Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a products with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf-stable and edible straight from the packaging. Blender Bombs offers a convenient, whole-food solution to at-home smoothie making, addressing the common challenges of time and ingredient quality. The company has grown organically through e-commerce and its Hustle Smoothie Bar, establishing a strong, omni-channel business model.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,141,725.65

Number of Securities Sold: 242,692

Use of proceeds: Startup Funds

Date: September 28, 2022

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 53,500

Use of proceeds: Startup funds

Date: April 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 502,500

Use of proceeds: Founders shares

Date: March 01, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $3,091,256, compared to fiscal year 2022 revenue of $2,652,961. This represents an increase of approximately $438,295 or 16.5%. The increase in revenue was attributed to continued growth in the our product offerings and expanding customer base.

Cost of Sales

Cost of sales in 2023 was $1,611,565, a decrease of approximately $21769 from $1,633,334 in 2022. We achieved this reduction through improved efficiencies in production and supply chain management.

Gross Margins

Our gross profit for 2023 increased to $850,087 from $721,087 in 2022. Gross margins as a percentage of revenues increased from 27.2% in 2022 to 27.5% in 2023.

Expenses

Our expenses include compensation and benefits, marketing and sales expenses, professional service fees, research and development expenses, and other operational costs. Total expenses for 2023 were slightly higher than in 2022, primarily due to increased investments in marketing and expanding the team to support growth initiatives.

Net Income

We reported a net loss of $971,790 for fiscal year 2023, slightly increased from a net loss of $957,994 in 2022. This increase was mostly due to our investment in marketing and the company.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate continued growth in our product offerings and an expanding customer base, which will drive higher revenues and improved cash flows. Past cash was primarily generated through sales of our products. Our goal is to achieve profitability by continuing to improve our operational efficiencies and expanding our market reach. We believe our historical cash flows are not representative of what is to be expected in the future due to our ongoing investments in marketing, product development, and team expansion, which we believe will lead to significant revenue growth and better cash flow management. Additionally, the reduction in our long-term debt will positively impact our financial health and future cash flows.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $779,979.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Helen

Amount Owed: $0

Interest Rate: 0.0%

Maturity Date: September 09, 2023

On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid and the remaining $30,000 was fully paid in 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Helen Hall Leland

Helen Hall Leland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: April, 2017 - Present

Responsibilities: I assist in day to day marketing activities and assist Beau with his CEO duties.

Name: Harold Edward Dickerson Jr (Beau)

Harold Edward Dickerson Jr (Beau)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August, 2022 - Present

Responsibilities: I'm the CEO. I oversee the overall strategy and operations of The Bomb Co. Salary: 275,000

Other business experience in the past three years:

Employer: Crook & Maker

Title: Senior Vice President

Dates of Service: March, 2019 - August, 2022

Responsibilities: I oversaw the commercial strategy and was held accountable for the overall national sales results of the company.

Name: Caleb Joshua Goding

Caleb Joshua Goding's current primary role is with Time & Wealth Management, LLC. Caleb Joshua Goding currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO (Fractional)

Dates of Service: November, 2021 - Present

Responsibilities: Fractional CFO. I help advise the executive team in matters that relate to financial operations.

Other business experience in the past three years:

Employer: Time & Wealth Management, LLC

Title: Owner, Founder, & CEO

Dates of Service: July, 2021 - Present

Responsibilities: I am a Registered Investment Advisor and do all the job roles and responsibilities of an RIA. I serve as a consultant, advisor, and certified financial planner to a variety of clients. I am registered with the state of South Carolina.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Helen R. Hall

Amount and nature of Beneficial ownership: 10,000

Percent of class: 0.75%

Title of class: Founder Stock

Stockholder Name: Helen R. Hall

Amount and nature of Beneficial ownership: 502,500

Percent of class: 100%

Title of class: Common Stock

Stockholder Name: Hush Up and Hustle, LLC

Amount and nature of Beneficial ownership: 1,027,940

Percent of class: 76.91

RELATED PARTY TRANSACTIONS

Name of Entity: Helen Hall Leland

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets.

Material Terms: The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid and the remaining $30,000 was fully paid in 2024.

OUR SECURITIES

Common Stock

The amount of security authorized is 3,997,500 with a total of 1,336,550 outstanding.

Voting Rights

one vote per share

Material Rights

The amount outstanding does not include 283,050 shares reserved for issuance under the Company's equity incentive plan.

Founder Stock

The amount of security authorized is 502,500 with a total of 502,500 outstanding.

Voting Rights

The holders of Founder Stock are entitled to cast 100 votes for each share of Founders Stock held.

Material Rights

Protective Provisions: The holders of Founder Stock have certain protective provisions. See exhibit F for details.

Director Election: The holders of Founder Stock have the right to elect certain amounts of Directors depending on the total amount of Directors. See exhibit F for details.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 184,199 outstanding.

Voting Rights

one vote per share

Material Rights

Dividend Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Series A Preferred Stock Protective Provisions: Holders of Series A Preferred Stock have certain protective provisions. See Exhibit F for details.

Conversion Rights: Holders of Preferred Stock have certain conversion rights. See Exhibit F for details.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

one vote per share

Material Rights

Dividend Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Conversion Rights: Holders of Preferred Stock have certain conversion rights. See Exhibit F for details.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking

Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 16, 2024.

Bomb Enterprises, Inc.

By   /s/ *Harold Dickerson*

Name: Bomb Enterprises, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

BOMB ENTERPRISES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022

Bomb Enterprises, Inc.
Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bomb Enterprises, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Bomb Enterprises, Inc., a Delaware corporation and subsidiaries (collectively the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
August 7, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

BOMB ENTERPRISES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	779,979	$	157,402
Accounts receivable		45,140		54,845
Inventory		169,161		153,213
Prepaid expenses		48,234		54,290
Total current assets		1,042,514		419,750
Property and equipment, net		1,167		147
Total assets	$	1,043,681	$	419,897
Liabilities and Stockholders' Equity (deficit)				
Current liabilities:				
Accounts payable	$	82,191	$	335,010
Accrued liabilities		29,748		33,184
Deferred revenue		9,294		19,637
Due to related parties		54,750		54,540
Line of credit		-		280,460
Notes payable, related parties		30,000		261,233
Total current liabilities		205,983		984,064
Deferred revenue, net of current portion		24,000		27,000
Total liabilities		229,983		1,011,064
Commitments and contingencies		-		-
Stockholders' Equity (deficit):				
Class A Preferred Stock		2		-
Founders stock		5		5
Common stock		14		11
Additional paid-in capital		2,976,090		599,440
Accumulated Deficit		(2,162,413)		(1,190,623)
Total stockholders' equity (deficit)		813,698		(591,167)
Total liabilities and stockholders' equity (deficit)	$	1,043,681	$	419,897

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues, gross	$ 3,091,256	$ 2,652,961
Reductions to gross revenue	(629,604)	(298,540)
Revenues, net	2,461,652	2,354,421
Cost of revenues	1,611,565	1,633,334
Gross profit	850,087	721,087
Operating Expenses:		
General and administrative	1,030,308	1,111,563
Sales and marketing	793,766	543,188
Total operating expenses	1,824,074	1,654,751
Operating income	(973,987)	(933,664)
Other (income) expense :		
Interest expense	16,103	24,331
Other income	(18,300)	(1)
Total other (income) expense	(2,197)	24,330
Income (loss) before provision for income taxes	(971,790)	(957,994)
Provision for income taxes	-	-
Net loss	$ (971,790)	$ (957,994)

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Class A Preferred Stock		Founders Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2021	-	$ -	-	$ -	1,000,000	$ 10	$ 158,746	$ (232,629)	$ (73,873)
Founders Stock issued for inttelectual property	-	-	502,500	5	-	-	(5)	-	-
Restriced Stock Awards	-	-	-	-	12,200	-	510	-	510
Shares for acquisition of related party assets	-	-	-	-	53,500	1	(1)	-	-
Series A Preferred issued for cash, net of costs	42,224	-	-	-	-	-	440,190	-	440,190
Net loss	-	-	-	-	-	-	-	(957,994)	(957,994)
December 31, 2022	42,224	-	502,500	5	1,065,700	11	599,440	(1,190,623)	(591,167)
Restriced Stock Awards	-	-	-	-	270,850	3	10,534	-	10,537
Shares issued for cash, net of costs	200,468	2	-	-	-	-	2,366,116	-	2,366,118
Net loss	-	-	-	-	-	-	-	(971,790)	(971,790)
December 31, 2023	242,692	$ 2	502,500	$ 5	1,336,550	$ 14	$ 2,976,090	$ (2,162,413)	$ 813,698

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (971,790)	$ (957,994)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	181	1,076
Stock-based compensation	10,537	510
Changes in operating assets and liabilities:		
Accounts receivable	9,705	15,695
Inventory	(15,948)	38,544
Prepaid expenses	6,056	(37,032)
Other assets	-	7,000
Accounts payable	(252,819)	207,459
Accrued liabilities	(3,436)	11,360
Deferred revenue	(13,343)	35,988
Other current liabilities	-	(21,520)
Net cash used in operating activities	(1,230,857)	(698,914)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,201)	(83)
Net cash used in investing activities	(1,201)	(83)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from due to related parties.	210	58,398
Proceeds (repayment) of line of credit, net.	(280,460)	280,460
Proceeds (repayment) of accounts receivable financing, net.	-	(247,603)
Proceeds (repayments) - notes payable - related parties	(231,233)	261,233
Proceeds from sale of Class A Preferred stock	2,366,118	440,190
Net cash provided by financing activities	1,854,635	792,678
Increase in cash and cash equivalents	622,577	93,681
Cash and cash equivalents, beginning of period	157,402	63,721
Cash and cash equivalents, end of period	$ 779,979	$ 157,402
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 16,103	$ 24,331
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Blender Bombs, Inc, (the "Company") was originally formed on July 30, 2018 as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019 the company converted to Blender Bombs, Inc. in the State of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The financial statements of Bomb Enterprises, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a product with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf stable and edible straight from the packaging.

See Note 6 changes to authorized common stock in 2022 resulting from a stock split and amended articles of incorporation, which has been retroactively reflected throughout these financial statements.

Management Plans
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits and incurred negative cash flows from operations during 2023 and 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Throughout the next 12 months, we intend to fund operations from current operations, debt, and equity offerings, as available. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If the Company is unable to secure additional funding, it may be forced to curtail or suspend its business plans. There are no assurances our plans will be successful. The accompanying financial statements do not include any adjustments as a result of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.   The consolidated financial statements, include wholly owned subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.   Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Equivalents
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

Accounts Receivable
Accounts receivable are derived from products delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, there were no allowances for doubtful accounts.

Inventory
Inventory is stated at the lower of cost or net realizable value and accounted for using the first-in, first-out method. The inventory balances as of December 31, 2023 and 2022, consist substantially of finished goods produced, packaging materials used in production and work in progress.

Inventory consisted of the following as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Finished goods	$ 94,644	$ 77,046
Packaging and label materials	74,517	76,167
Total	$ 169,161	$ 153,213

During 2023 and 2022, the Company reserved approximately $10,000 and $0 of finished goods and packaging related inventory.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of 3 years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-lived Assets
The Company reviews its long-lived assets (property and equipment) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Revenue Recognition

The Company recognizes revenue from services in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, the Company recognizes revenue when or as the Company's performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)   identify the contract(s) with a customer;
(ii)   identify the performance obligations in the contract;
(iii)   determine the transaction price;
(iv)   allocate the transaction price to the performance obligations in the contract; and
(v)   recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect substantially all the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is primarily derived from the sales of its products to distributors or customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collect concurrent with the sale of products are excluded from revenue. The Company's normal payment terms vary by the type and location of its customers and the products offered. The time between invoicing and when payment is due is not significant. None of the Company's customer contracts as of December 31, 2023 and 2022 contains a significant financing component. The Company recognizes revenue at the time of shipment, when the product passes to a common carrier and the customer can direct the goods. Revenue is recognized net of estimated returns or allowances.

The Company routinely offers sales discounts and promotions through various programs to its customers and consumers. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a liability for estimated sales discounts that have been incurred. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.

The Company also records revenues under franchise arrangements. The franchise arrangement is documented in the form of a franchise agreement. The franchise arrangement requires the Company to perform various activities to support the brand that do not directly transfer goods and services to the franchisee, but instead represent a single performance obligation, which includes the transfer of the franchise license. The services provided by the Company are highly inter-related with the franchise license and are considered a single performance obligation. Franchise fee revenue from the sale of individual franchises is recognized over the term of the individual franchise agreement on a straight-line basis. Unamortized non-refundable deposits collected in relation to the sale of franchises are recorded as deferred revenue. Deposits are non-refundable upon acceptance of the franchise application. In the event a franchisee does not comply with their development timeline for opening franchise stores, the franchise rights may be terminated, at which point the franchise fee revenue is recognized for non-refundable deposits.

In addition to franchise fee revenue, the Company collects a royalty calculated as a percentage of net sales from our franchisees. Royalties are recognized as revenue when the related sales are made by the franchisees.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company's performance. The Company's deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the expected completion of the performance obligation is one year or less. The deferred revenue balance is $33,294 and $46,637 at December 31, 2023 and 2022, respectively. Deferred revenue as of January 1, 2023 and 2022 was $46,637 and $10,649, respectively. Of the balance of deferred revenues as of December 31, 2023, $9,294 will be recognized within one year and $24,000 will be recognized ratably over the next eight (8) years.

Cost of revenue

Cost of revenue consists primarily of inventory sold. Outbound freight, third-party logistics costs, customs and duties, packaging materials, and other fulfillment costs are also included in cost of revenues.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were approximately $180,000 and $141,000 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

While the Company has certain concentrations within accounts receivable during 2023 and 2022, none of the balances represent a significant credit risk. The loss of these customers would not have a long-term, significant impact on the Company's operations.

The Company has three and two vendors as of December 31, 2023 and 2022 that makes up 63% and 37% of accounts payable, respectively. The loss of certain of these vendors, as described below, would have a significant short-term impact on the Company's operations.

The Company utilizes two outsourced packing manufacturers, two outsourced food manufacturers and one outsourced logistics warehouse for all inventory production. These vendors are included in the accounts payable concentrations noted above. One of the food manufacturers and the logistics warehouse are owned by the same group. The loss of the Company's packaging, food manufacturing or logistics warehouse vendors would have a significant short-term impact on the Company's operations, until it could find a suitable replacement for each service. The loss of other vendors would not have a significant impact on the Company's operations.

BOMB ENTERPRISES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company adopted this standard on January 1, 2022, with no impact to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	December 31, 2023	December 31, 2022
Vehicles	$ 34,375	$ 34,375
Equipment	36,912	35,744
Total property and equipment	71,287	70,119
Accumulated Depreciation	(70,120)	(69,972)
	$ 1,167	$ 147

Depreciation and amortization expense was $181 and $1,076 for the years ended December 31, 2023 and 2022, respectively.

NOTE 4 — DEBT

Accounts Receivable Financing
In January 2021, the Company entered into a financing agreement with a lender. In connection with the agreement, the Company receives advances in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables or payment processor receipts. The company incurs a facilitation fee of 0.50% of each advance. The financing arrangement has a maximum accommodation of $800,000, but is limited by fractional percentages of eligible receivables, purchase orders, inventory or ecommerce revenue. The Company is charged interest daily based on a rate of 1.10% per month. The financing arrangement is secured by substantially all of the Company's assets. The financing arrangement is for a one-year term, and auto-renews each year unless written notice by either party is provided 30 days before the agreement anniversary.

Activity under the financing agreement for the year ended December 31, 2022 is as follows:

Balance - December 31, 2021	247,603
Advances	58,021
Lender fees and interest incurred	2,700
Repayments	(308,324)
Balance - December 31, 2022	-

The agreement was terminated in 2023.

Line of Credit
In January 2022, the Company received a line of credit from a financial institution for up to $300,000 with a one-year maturity, which was extended for an additional year. The line of credit bore interest at prime plus one percent (1%). Prime rate at December 31, 2023 and 2022 was 8.50% and 7.50%, respectively. During 2022, the Company received advances totaling a net of $281,290. In 2023 the balance was repaid in full. The line of credit was cancelled after repaid.

Related Party Loans
On May 1, 2022, the Company entered into a Loan Agreement with an entity controlled by the Company's Chief Financial Officer in the principal amount of $181,233 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured six (6 months) after origination, and could be extended upon mutual agreement. The interest expense was zero percent (0.00%) for the first 6 months, then twelve percent (12%) annually. During 2023, this note and interest accrued thereon was repaid in full.

On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid and $30,000 remained outstanding. The remaining balance was repaid in full during 2024.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
As disclosed in Note 1, during 2019, the Company converted to a Delaware corporation. Upon conversion, the Company had authorized the issuance of 100,000 shares of our common stock with par value of $0.01. As of December 31, 2021, all common stock shares authorized were issued and outstanding. Due to the subsequent stock split and the amended par value of common stock as disclosed below, the Company has retroactively reflected both the stock split and adjustment to the par value of common stock in the consolidated financial statements. The Company had increased the authorized shares to accommodate the stock split prior to such occurring as further described below.

Amendments to Authorized Capital Stock
In February 2022 and again in September 2022, the Company amended its certificate of incorporation, which resulted in the authorization of 4,500,000 shares of Common Stock, par value of $0.00001, and 2,000,000 shares of Preferred Stock, par value $0.00001. The change in par value has been retrospectively applied in these consolidated financial statements.

Of the 4,500,000 authorized shares of Common Stock, 502,500 were designated as Founders Stock. Of the 2,000,000 authorized shares of Preferred Stock, up to 1,000,000 may be designated as Series A Preferred Stock. The original issue price for Series A Preferred Stock is not less than $10.65 per share.

Preferred Stock shall be convertible at the option of the holder at any time and from time to time into Common Stock as determined by dividing the original issue price (not less than $10.65) by the conversion price, which is initially equal to the original issue price of such share. Such conversion rights terminate upon the liquidation, dissolution or winding up of the Corporation or a deemed liquidation event.

Preferred Stock share be entitled to be paid out of the assets of the corporation prior to Common Stock in the event of voluntary or involuntary liquidation, dissolution, or winding up of the corporation at one time the applicable original issue price.

Founders Stock receives 100 votes for each share held. The holders of the shares of Founders Stock, voting as a class, shall be entitled collectively to elect one (1) director to the Board of Directors if there are three or fewer directors, or two (2) directors to the Board of Directors if there are four or more directors.

Stock Split
On August 5, 2022, the Board of Directors approved a 10-for-one stock split of its issued and outstanding shares of Common Stock and Founder Stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Founders Stock Exchange
On March 1, 2022, the Company issued 500,000 shares of Founder Stock in exchange for 100% membership interest in certain intellectual property (IP). The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Acquisition of Related Party Entity
In April 2022, through successive actions, the Company issued 15,560 shares of Common Stock to a third party in exchange for 10% Membership Interest in 80x20, LLC, an entity which is controlled by the Company's founder and majority owner at such time. The Company further issued 37,940 shares of Common Stock to a separate entity owned by the Company's founder for the 90% Membership Interest maintained in 80x20, LLC. Through these successive actions, the Company obtained 100% of the Membership Interest in 80x20, LLC which contains certain intellectual property. Concurrent with these actions, the Company also issued 2,500 shares of Founders Stock to the Company's CEO for certain trademarks. The Company determined the acquisition of 80x20, LLC and the trademarks were an asset acquisitions as the primary value of the assets acquired are concentrated in intellectual property. 80x20, LLC had, and continues to have, negligible operations. The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Shares Sold for Cash
During 2023 and 2022, the Company maintained an active Regulation Crowdfunding offering, whereby the Company sold 200,468 and 42,224 shares of Class A Preferred Stock for net proceeds of $2,366,118 and $440,190 after platform fees, respectively, based on a selling price of $10.65 to $14.20 per share as defined by the offering document.

Equity Incentive Plan

In December 2022, our Board of Directors adopted the Bomb Enterprises, Inc. Equity Incentive Plan (the "Plan"). The Plan provides for the grant of equity awards to employees and consultant. Up to 283,050 shares of our common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2023 and 2022, the Company issued 270,850 and 12,200 shares of common stock related to its restricted stock awards plan ("RSA") to various advisors and employees, respectively. All RSA's were valued at $0.08 per share based on management's estimate using a market based approach. Certain of the RSA's vested immediately while others vest up to four years. As of December 31, 2023 138,056 were vested. The Company recognized stock compensation of $10,537 and $510, respectively relating to the vesting of the RSAs. The remaining expense related to unvested RSAs is approximately $11,600 and will be recognized over approximately 2.5 years.

NOTE 7 – RELATED PARTY TRANSACTIONS

See Note 4 for related party debt transactions.

See Note 6 for related party equity transactions.

The Company has related party entities in which it transacts with. The Company sells its products to related party entities. Related party sales during the years ended December 31, 2023 and 2022 were $79,691 and $68,780, respectively. As of December 31, 2023, there was no remaining receivables related to related party sales.

From time-to-time, our founder and entities related to our founder have advanced funds to the Company. These advances are due on demand and bear no interest. Such balances are reflected as due to related parties on the accompanying balance sheets.

NOTE 8 – INCOME TAXES

For the years ended December 31, 2023 and 2022, the Company recorded a provision for income tax of $0, and $0, respectively. The Company's losses before income taxes consist solely of losses from domestic operations.

As of December 31, 2023 and 2022, the Company had deferred tax assets of approximately $508,000 and $268,000, consisting primarily of net operating loss carryforwards.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets. Management has considered the Company's history of net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2023. The Company reevaluates the positive and negative evidence at each reporting period. The Company's valuation allowance increased during 2023 and 2022 by approximately $240,000 and $222,000, respectively.

Based on federal tax returns filed, or to be filed, through December 31, 2023, we had available approximately $2,035,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carrying forwards from 2021 forward have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2021. The Company currently is not under examination by any tax authority nor are there any uncertain tax positions.

NOTE 9 – SUBSEQUENT EVENTS

In April 2024, the Company's founder purchased 28,169 shares of Series A Preferred Stock for $300,000 is cash proceeds.

The Company has evaluated subsequent events that occurred after December 31, 2023 through August 7, 2024 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Harold Dickerson, Principal Executive Officer of Bomb Enterprises, Inc., hereby certify that the financial statements of Bomb Enterprises, Inc. included in this Report are true and complete in all material respects.

Harold Dickerson

CEO